Filed pursuant to Rule 424(b)(3)
Registration No. 333-270755
SEZZLE INC.

Prospectus Supplement No. 2
(To prospectus dated August 11, 2023)

This prospectus supplement no. 2 supplements and amends our prospectus dated August 11, 2023, which we refer to herein as the “prospectus.” The prospectus relates to the offer and resale of up to 3,241,221 shares of our common stock, par value $ 0.00001 per share, by the Registered Stockholders identified in the prospectus. We will not receive any proceeds from the resale of shares of common stock by the Registered Stockholders.

On November 14, 2023, we filed a Quarterly Report on Form 10-Q with the Securities and Exchange Commission for the quarter ended September 30, 2023, a copy of which is attached hereto, although the exhibits to such report have been omitted. The information contained in this prospectus supplement no. 2, including the attached Quarterly Report on Form 10-Q, supplements and amends the information contained in the prospectus.

This prospectus supplement no. 2 should be read in conjunction with, and delivered with, the prospectus and is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement no. 2 supersedes the information contained in the prospectus.

Our common stock is publicly traded on the Nasdaq Capital Market under the symbol “SEZL.” . On December 7, 2023, the last reported per share price of our common stock on the Nasdaq Capital Market was US$10.96 per share.

Our common stock is also publicly traded on the Australian Securities Exchange, or the ASX, under the ticker “SZL” in the form of CHESS Depositary Interests, or CDIs. CDIs are units of beneficial ownership in shares of our common stock that are held in trust for CDI holders by CHESS Depositary Nominees Pty Limited, or CDN, a subsidiary of ASX Limited, the company that operates the ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of our common stock on a 1-for-1 basis. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders from time to time. In addition, holders of CDIs have the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into shares of our common stock on a 1-for-1 basis, such that for every CDI converted, a holder will receive one share of common stock. On December 7, 2023, the last reported per share price of our CDIs on the ASX was A$16.10 (US$10.63) per share.

On November 8, 2023 (Central Standard Time), we submitted a formal request to the ASX to be removed from the official list of ASX (the “Delisting”). Our submission of the formal request to the ASX followed the receipt of in-principle advice from the ASX. Following the Delisting, our CDIs will no longer trade on ASX; however, our common stock will continue to be listed on the Nasdaq Capital Market.

The sales of common stock in recent private transactions or on the ASX may have little or no relation to the price at which the Registered Stockholders may sell their shares pursuant to the prospectus.

Investing in our common stock involves significant risk. See the “Risk Factors” section of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement no. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 2 is December 8, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 000-56267

SEZZLE INC.
(Exact name of registrant as specified in its charter)

Delaware	81-0971660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
700 Nicollet Mall, Suite 640, Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: +1 651 504 5294

Not Applicable
(Former address)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.00001 per share	SEZL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Smaller reporting company ☒	Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. The total shares of common stock, par value $0.00001 per share, outstanding at November 13, 2023 were 5,695,227.

SEZZLE INC.

FORWARD-LOOKING STATEMENTS

The information in this Quarterly Report on Form 10-Q (“Form 10-Q”) includes “forward-looking statements” under Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact included in this Form 10-Q, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Form 10-Q, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in the section “Risk Factors” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) and in any subsequent reports we file with the U.S. Securities and Exchange Commission. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There is a risk that such predictions, estimates, projections, and other forward-looking statements will not be achieved. Nevertheless, and despite the fact that management’s expectations and estimates are based on assumptions management believes to be reasonable and data management believes to be reliable, our actual results, performance or achievements are subject to future risks and uncertainties, any of which could materially affect our actual performance. Risks and uncertainties that could affect such performance include, but are not limited to:
•impact of the “buy-now, pay-later” (“BNPL”) industry becoming subject to increased regulatory scrutiny;
•impact of operating in a highly competitive industry;
•impact of macro-economic conditions on consumer spending;
•our ability to increase our merchant network, our base of consumers and underlying merchant sales (“UMS”);
•our ability to effectively manage growth, sustain our growth rate and maintain our market share;
•our ability to meet additional capital requirements;
•impact of exposure to consumer credit losses and insolvency of merchants;
•impact of the integration, support and prominent presentation of our platform by our merchants;
•impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions;
•impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to our operations;
•impact of the loss of key partners and merchant relationships;
•impact of exchange rate fluctuations in the international markets in which we operate;
•our ability to protect our intellectual property rights;
•our ability to retain employees and recruit additional employees;
•impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and Canada; and
•our ability to achieve our public benefit purpose and maintain our B Corporation certification.
We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Should one or more of the risks or uncertainties described occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
All forward-looking statements, expressed or implied, included in this Form 10-Q are qualified in their entirety by these cautionary statements. These cautionary statements should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the cautionary statements in this section, to reflect events or circumstances after the date of this Form 10-Q.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Consolidated Balance Sheets

	As of
	September 30, 2023	December 31, 2022
	(unaudited)	(audited)
Assets
Current Assets
Cash and cash equivalents	$65,150,280	$68,279,539
Restricted cash, current	1,580,418	1,223,119
Notes receivable	111,146,024	103,581,855
Allowance for credit losses	(8,597,942)	(10,223,451)
Notes receivable, net	102,548,082	93,358,404
Other receivables, net	2,055,649	2,532,710
Prepaid expenses and other current assets	4,868,559	4,737,688
Total current assets	176,202,988	170,131,460
Non-Current Assets
Internally developed intangible assets, net	1,791,784	1,322,836
Property and equipment, net	166,264	281,605
Operating right-of-use assets	1,028,165	86,715
Restricted cash, non-current	82,000	20,000
Other assets	632,158	733,922
Total Assets	$179,903,359	$172,576,538

Liabilities and Stockholders' Equity
Current Liabilities
Merchant accounts payable	$68,182,563	$83,020,739
Operating lease liabilities, current	52,117	79,312
Accrued liabilities	7,832,651	10,448,872
Other payables	5,300,675	4,129,371
Deferred revenue	2,070,231	1,516,228
Total current liabilities	83,438,237	99,194,522
Long Term Liabilities
Long term debt	250,000	250,000
Operating lease liabilities, non-current	998,316	—
Line of credit, net of unamortized debt issuance costs of $763,362 and $1,222,525, respectively	75,136,638	63,777,475
Warrant liabilities	590,563	511,295
Other non-current liabilities	1,515,550	—
Total Liabilities	161,929,304	163,733,292

Commitments and Contingencies (see Note 7)

Stockholders' Equity*
Common stock, $0.00001 par value; 750,000,000 shares authorized; 5,816,031 and 5,507,108 shares issued, respectively; 5,690,087 and 5,478,470 shares outstanding, respectively	2,085	2,083
Additional paid-in capital	184,993,376	179,054,368
Treasury stock, at cost: 125,944 and 28,638 shares, respectively	(5,718,668)	(4,072,752)
Accumulated other comprehensive loss	(843,560)	(643,974)
Accumulated deficit	(160,459,178)	(165,496,479)
Total Stockholders' Equity	17,974,055	8,843,246
Total Liabilities and Stockholders' Equity	$179,903,359	$172,576,538

*Effective May 11, 2023, we performed a 1-for-38 reverse stock split. Share amounts (excluding shares authorized and par value) have been retroactively restated.

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Total income	$40,844,201	$30,408,249	$110,455,297	$87,294,249

Operating Expenses
Personnel	11,079,174	11,586,551	34,670,235	40,288,070
Transaction expense	9,936,804	9,319,823	26,121,338	31,229,450
Third-party technology and data	2,002,515	2,177,376	5,655,321	6,282,651
Marketing, advertising, and tradeshows	3,615,339	3,857,393	10,128,175	15,402,963
General and administrative	2,184,076	2,287,595	6,679,915	14,231,719
Provision for credit losses	6,676,548	5,679,953	12,667,346	24,036,357
Reimbursement of merger-related costs	—	(11,000,000)	—	(11,000,000)
Total operating expenses	35,494,456	23,908,691	95,922,330	120,471,210

Operating Income (Loss)	5,349,745	6,499,558	14,532,967	(33,176,961)

Other Income (Expense)
Net interest expense	(4,143,258)	(2,191,995)	(11,453,751)	(5,477,164)
Other income (expense), net	14,560	47,688	1,206,800	(25,315)
Fair value adjustment on warrants	89,227	—	(79,268)	—
Income (Loss) before taxes	1,310,274	4,355,251	4,206,748	(38,679,440)

Income tax expense	15,874	10,827	48,024	48,626

Net Income (Loss)	1,294,400	4,344,424	4,158,724	(38,728,066)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(358,465)	(1,354,622)	(199,586)	(1,614,763)

Total Comprehensive Income (Loss)	$935,935	$2,989,802	$3,959,138	$(40,342,829)

Net income (loss) per share*:
Basic	$0.23	$0.80	$0.75	$(7.13)
Diluted	$0.23	$0.73	$0.74	$(7.13)

Weighted-average shares outstanding*:
Basic	5,667,430	5,464,484	5,576,233	5,433,775
Diluted	5,729,665	5,977,786	5,651,221	5,433,775

*Effective May 11, 2023, we performed a 1-for-38 reverse stock split. Share and per-share amounts have been retroactively restated.

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Stockholders’ Equity (unaudited)

	Common Stock		Additional Paid-in Capital	Stock Subscriptions	Treasury Stock, At Cost	Accumulated Other Comprehensive Income	Accumulated Deficit
	Shares*	Amount						Total
Balance at January 1, 2022	5,374,499	$2,044	$168,338,673	$(18,545)	$(3,691,322)	$563,911	$(127,402,723)	$37,792,038
Equity based compensation	—	—	6,237,440	—	—	—	—	6,237,440
Stock option exercises	38,156	15	99,723	—	—	—	—	99,738
Restricted stock issuances and vesting of awards	31,188	12	1,967,442	—	—	—	—	1,967,454
Stock subscriptions receivable related to stock option exercises	35,362	13	305,820	(305,833)	—	—	—	—
Stock subscriptions collected related to stock option exercises	—	—	—	324,378	—	—	—	324,378
Repurchase of common stock	(9,765)	(4)	—	—	(349,199)	—	—	(349,203)
Foreign currency translation adjustment	—	—	—	—	—	(1,614,763)	—	(1,614,763)
Net loss	—	—	—	—	—	—	(38,728,066)	(38,728,066)
Balance at September 30, 2022	5,469,440	$2,080	$176,949,098	$—	$(4,040,521)	$(1,050,852)	$(166,130,789)	$5,729,016

	Common Stock		Additional Paid-in Capital	Stock Subscriptions	Treasury Stock, At Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit
	Shares*	Amount						Total
Balance at January 1, 2023	5,478,470	$2,083	$179,054,368	$—	$(4,072,752)	$(643,974)	$(165,496,479)	$8,843,246
Adoption of Accounting Standards Update No. 2016-13	—	—	—	—	—	—	878,577	878,577
Equity based compensation	—	—	2,639,574	—	—	—	—	2,639,574
Stock option exercises	13,784	—	26,996	—	—	—	—	26,996
Restricted stock issuances and vesting of awards	288,894	3	3,272,438	—	—	—	—	3,272,441
Issuance of additional shares related to reverse stock split	6,245	—	—	—	—	—	—	—
Repurchase of common stock	(97,306)	(1)	—	—	(1,645,916)	—	—	(1,645,917)
Foreign currency translation adjustment	—	—	—	—	—	(199,586)	—	(199,586)
Net income	—	—	—	—	—	—	4,158,724	4,158,724
Balance at September 30, 2023	5,690,087	$2,085	$184,993,376	$—	$(5,718,668)	$(843,560)	$(160,459,178)	$17,974,055

*Effective May 11, 2023, we performed a 1-for-38 reverse stock split. Share amounts have been retroactively restated.

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Stockholders’ Equity (unaudited)

	Common Stock		Additional Paid-in Capital	Stock Subscriptions	Treasury Stock, At Cost	Accumulated Other Comprehensive Income	Accumulated Deficit
	Shares*	Amount						Total
Balance at July 1, 2022	5,460,695	$2,077	$174,333,629	$—	$(4,016,528)	$303,770	$(170,475,213)	$147,735
Equity based compensation	—	—	2,032,549	—	—	—	—	2,032,549
Stock option exercises	5,118	2	1,703	—	—	—	—	1,705
Restricted stock issuances and vesting of awards	5,482	2	581,217	—	—	—	—	581,219
Repurchase of common stock	(1,855)	(1)	—	—	(23,993)	—	—	(23,994)
Foreign currency translation adjustment	—	—	—	—	—	(1,354,622)	—	(1,354,622)
Net income	—	—	—	—	—	—	4,344,424	4,344,424
Balance at September 30, 2022	5,469,440	$2,080	$176,949,098	$—	$(4,040,521)	$(1,050,852)	$(166,130,789)	$5,729,016

	Common Stock		Additional Paid-in Capital	Stock Subscriptions	Treasury Stock, At Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit
	Shares*	Amount						Total
Balance at July 1, 2023	5,635,084	$2,084	$183,892,873	$—	$(5,378,140)	$(485,095)	$(161,753,578)	$16,278,144
Equity based compensation	—	—	(57,582)	—	—	—	—	(57,582)
Stock option exercises	7,273	—	14,527	—	—	—	—	14,527
Restricted stock issuances and vesting of awards	71,105	1	1,143,558	—	—	—	—	1,143,559
Issuance of additional shares related to reverse stock split	—	—	—	—	—	—	—	—
Repurchase of common stock	(23,375)	—	—	—	(340,528)	—	—	(340,528)
Foreign currency translation adjustment	—	—	—	—	—	(358,465)	—	(358,465)
Net income	—	—	—	—	—	—	1,294,400	1,294,400
Balance at September 30, 2023	5,690,087	$2,085	$184,993,376	$—	$(5,718,668)	$(843,560)	$(160,459,178)	$17,974,055

*Effective May 11, 2023, we performed a 1-for-38 reverse stock split. Share amounts have been retroactively restated.

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (unaudited)

	For the nine months ended September 30,
	2023	2022
Operating Activities:
Net income (loss)	$4,158,724	$(38,728,066)
Adjustments to reconcile net income (loss) to net cash (used for) provided from operating activities:
Depreciation and amortization	624,608	649,343
Provision for credit losses	12,667,346	24,036,357
Provision for other credit losses	2,067,268	6,833,033
Equity based compensation and restricted stock vested	5,912,015	8,204,894
Amortization of debt issuance costs	534,638	821,770
Fair value adjustment on warrants	79,268	—
Impairment losses on long-lived assets	42,248	26,109
Loss on sale of fixed assets	17,644	—
Changes in operating assets and liabilities:
Notes receivable	(20,945,172)	17,155,162
Other receivables	(1,590,055)	(4,103,107)
Prepaid expenses and other assets	(23,191)	(307,559)
Merchant accounts payable	(14,869,007)	(12,171,770)
Other payables	1,166,248	2,361,293
Accrued liabilities	(1,101,420)	1,750,462
Deferred revenue	554,005	531,092
Operating leases	29,667	12,107
Net Cash (Used for) Provided from Operating Activities	(10,675,166)	7,071,120

Investing Activities:
Purchase of property and equipment	(53,533)	(12,404)
Internally developed intangible asset additions	(984,176)	(774,139)
Net Cash Used for Investing Activities	(1,037,709)	(786,543)

Financing Activities:
Proceeds from line of credit	28,900,000	5,000,000
Payments to line of credit	(18,000,000)	(29,791,614)
Payments of debt issuance costs	(75,475)	(60,853)
Proceeds from stock option exercises	26,996	99,738
Stock subscriptions collected related to stock option exercises	—	324,378
Repurchase of common stock	(1,645,917)	(349,203)
Net Cash Provided From (Used for) Financing Activities	9,205,604	(24,777,554)

Effect of exchange rate changes on cash	(202,689)	(1,632,131)
Net decrease in cash, cash equivalents, and restricted cash	(2,507,271)	(18,492,977)
Cash, cash equivalents, and restricted cash, beginning of period	69,522,658	78,890,168
Cash, cash equivalents, and restricted cash, end of period	$66,812,698	$58,765,060

Noncash investing and financing activities:
Lease liabilities arising from obtaining right-of-use assets	1,059,263	—

Supplementary disclosures:
Interest paid	$11,859,913	$4,865,371
Income taxes paid	72,600	24,298

See the accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (unaudited)

Note 1. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These unaudited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements. While these consolidated financial statements and the accompanying notes thereof reflect all normal recurring adjustments that are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. These consolidated financial statements and their accompanying notes should be read in conjunction with the consolidated financial statement disclosures in our 2022 annual consolidated financial statements. The disclosures in Note 3 supplement updates to the accounting policies previously disclosed in Note 1 of our Annual Report on Form 10-K for the year ended December 31, 2022. The updates reflect the adoption of the Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments”, referred to as ASC 326 or, more commonly, referred to as Current Expected Credit Losses (CECL).

Operating results reported for the three and nine months ended September 30, 2023 might not be indicative of the results for any subsequent period or the entire year ending December 31, 2023.

Sezzle Inc. (the “Company”, “Sezzle”, “we”, “us”, or “our”) uses the same accounting policies in preparing quarterly and annual consolidated financial statements. We consolidate the accounts of subsidiaries for which we have a controlling financial interest. The accompanying consolidated financial statements include all the accounts and activity of Sezzle Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Fair Value

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

•Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;
•Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and
•Level 3 — Unobservable inputs for the asset or liability, which include management’s own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

We measure the value of our money market securities at each reporting date. The fair value of our money market securities, totaling $2,274,125 and $333,158 as of September 30, 2023 and December 31, 2022, respectively, are based on Level 1 inputs and are included within cash and cash equivalents on the consolidated balance sheets.

We also measure the value of our warrant liabilities at each reporting date. The fair value of our warrant liabilities are determined using the Black-Scholes valuation model, which includes our common stock price on the Nasdaq and the Australian Securities Exchange (ASX), a Level 1 input. The fair value of the warrant liabilities totaled $590,563 and $511,295 as of September 30, 2023 and December 31, 2022, respectively.

Our financial instruments—which includes cash, restricted cash, notes receivables, long-term debt, and our line of credit—are recognized at amortized cost, which approximates their fair value. If these financial instruments were measured at fair value in our consolidated financial statements, our cash would be classified as Level 1, restricted cash and long-term debt would be classified as Level 2, and notes receivables and our line of credit would be classified as Level 3 in the fair value hierarchy.

Segments

We conduct our operations through a single operating segment and, therefore, one reportable segment. There are no significant concentrations by state or geographical location.

Reverse Stock Split

Our Board of Directors approved a reverse stock split of our issued shares of common stock at a ratio of 1-for-38 (the “Reverse Stock Split”). The Reverse Stock Split became effective on May 11, 2023. All share and per share amounts for all periods presented in these consolidated financial statements and their accompanying notes have been adjusted, on a retrospective basis, to reflect the Reverse Stock Split, unless otherwise stated. The number of authorized shares and the par value of the shares remained unaffected.

Recent Accounting Pronouncements

Recently Adopted Accounting Guidance

Standard	Description	Date of Adoption	Effect on Consolidated Financial Statements

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	This ASU replaces the incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The standard also requires expanded disclosures related to credit losses and credit quality indicators.	January 1, 2023
The adoption of this ASU resulted in a decrease in our allowance for credit losses and an increase in retained earnings of approximately $0.9 million. The decrease in our allowance for credit losses was related to the inclusion of future recoveries in our estimate. There was no impact to our net deferred tax asset given the full valuation allowance recorded.

We have updated the presentation of our consolidated balance sheets and consolidated statements of operations and comprehensive income (loss) to conform with the requirements of this ASU. Additionally, we have updated our disclosures in Note 3 of the accompanying notes to the consolidated financial statements to meet the disclosure requirements of this ASU, including information on credit quality indicators and gross charge-offs.

ASU No. 2022-02, Financial Instruments – Credit Losses: Troubled Debt Restructurings and Vintage Disclosures
This ASU requires an entity to disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost.
		January 1, 2023	The impact of adopting this amendment is included within the impact of adoption of ASU No. 2016-13.

Note 2. Total Income

Total income for the three months ended September 30, 2023 and 2022 was $40,844,201 and $30,408,249, respectively, and $110,455,297 and $87,294,249 for the nine months ended September 30, 2023 and 2022, respectively. Total income in the fourth quarter has historically been strongest for us, in line with consumer spending habits during the holiday shopping season. Our total income is classified into two categories: transaction income and income from other services.

Transaction Income

Transaction income is comprised of all income earned from merchants, consumers, and other third-parties that relate to placing and processing orders on the Sezzle Platform. This primarily includes merchant processing fees, virtual card interchange income, and convenience fees.

We earn our income primarily from fees paid by merchants in exchange for our payment processing services. These merchant processing fees are applied to the underlying sales of consumers passing through our platform, and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. We also earn income on interchange fees through our virtual card solution. Virtual card interchange income is recognized at the time a virtual card transaction is processed. We further earn income in the form of convenience fees when a consumer chooses to make an installment payment, excluding the first installment, using a card pursuant to state law. We recognize convenience fees at the time the consumer makes the installment payment.

Transaction income is reduced by direct loan origination fees. Such costs are comprised of costs paid to third-parties to obtain data for underwriting consumers which result in a successful transaction. Such costs which result in a declined order are recorded within third-party technology and data on the consolidated statements of operations and comprehensive income (loss).

Income from Other Services

Income from other services includes all other incomes earned from merchants, consumers, and other third-parties not included in transaction income. This primarily includes account reactivation fees, reschedule fees, subscription revenue, and merchant gateway fees.

We earn income from consumers in the form of account reactivation fees. These fees are assessed to consumers who fail to make a timely payment. Account reactivation fees are applied to principal installments that are delinquent for more than 48 hours (or longer depending on the regulations within a specific state jurisdiction) after the scheduled installment payment date. Account reactivation fees are recognized at the time the fee is charged to the consumer to the extent they are reasonably collectible by us. We also earn income from consumers in the form of reschedule fees. Consumers are allowed to reschedule their initial installment one time without incurring a reschedule fee and the principal of a rescheduled payment is not considered to be delinquent. If consumers reschedule a payment more than once in the same order cycle they are subject to a reschedule fee.

Additionally, we offer our consumers the ability to subscribe to two paid services: Sezzle Premium and Sezzle Anywhere. Sezzle Premium allows consumers to shop at select large, non-integrated premium merchants, along with other benefits, for a recurring fee. Sezzle Anywhere allows consumers to use their Sezzle Virtual Card at any merchant online or in-store, subject to certain merchant, product, goods, and service restrictions, for a recurring fee. Subscription fees are recognized straight-line over the subscription period. We also earn income from other services in the form of merchant gateway fees. Merchant gateway fees are charged to certain low-volume merchants for access to our Sezzle Platform, consumer base, and merchant store directory. Such fees are recognized at the time the fee is charged to merchants to the extent they are reasonably collectible by us.

Disaggregation of Total Income

Our total income by category for the three and nine months ended September 30, 2023 and 2022 is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Transaction income	$27,046,209	$25,062,708	$78,870,463	$72,879,496
Income from other services	13,797,992	5,345,541	31,584,834	14,414,753
Total income	$40,844,201	$30,408,249	$110,455,297	$87,294,249

Within total income, $16,180,970 and $2,336,364 do not fall under the scope of the Accounting Standards Codification (“ASC”) Topic 310, Receivables, for the three months ended September 30, 2023 and 2022, respectively. $38,091,808 and $2,913,351 do not fall under ASC Topic 310, Receivables, for the nine months ended September 30, 2023 and 2022, respectively. Such income relates to revenue from contracts with customers and is within the scope of ASC 606.

Total income that falls under the scope of ASC Topic 310 (excluding account reactivation fees) is initially recorded as a reduction to notes receivable, net, within the consolidated balance sheets. The income is then recognized over the average duration of the note using the effective interest rate method. Total income to be recognized over the duration of existing notes receivable outstanding was $3,225,739 and $4,068,332 as of September 30, 2023 and December 31, 2022, respectively.

Total income that falls under the scope of ASC Topic 606, Revenue from Contracts with Customers, generally comprises a single performance obligation. For performance obligations that occur over a period of time (e.g. consumers’ ability to access the features of Sezzle Premium over the subscription term), we recognize total revenue straight-line over the duration of the performance obligation. All performance obligations that are not immediately satisfied are fully satisfied within one year of receiving payment. Total income to be recognized over the remaining duration of outstanding performance obligations was $2,070,231 and $1,516,228 as of September 30, 2023 and December 31, 2022, respectively.

Note 3. Notes Receivable and Allowance for Credit Losses

Our notes receivable represent amounts due from consumers for outstanding principal and reschedule fees on installment payment plans made on our platform. Consumers installment payment plans are interest-free, and typically consist of four installments, with the first payment made at the time of purchase and subsequent payments coming due every two weeks thereafter. Our notes receivable are generally due within 42 days.

We classify all of our notes receivable as held for investment, as we have the intent and ability to hold these investments for the foreseeable future or until maturity or payoff. Since our portfolio is comprised of one product segment, point-of-sale unsecured installment loans, we evaluate our notes receivable as a single, homogenous portfolio and make merchant-specific or other adjustments as necessary. Our notes receivable are reported at amortized cost, which include unpaid principal and reschedule fee balances, adjusted for unearned transaction income, direct loan origination costs, and charge-offs. The amortized cost is adjusted for the allowance for credit losses within notes receivable, net.

As of September 30, 2023, our notes receivable at amortized cost was comprised of the following:

September 30, 2023
Notes receivable, gross	$114,371,763
Deferred transaction income	(3,225,739)
Notes receivable, amortized cost	$111,146,024

The following table summarizes our notes receivable, net, as of December 31, 2022 prior to the adoption of ASU 2016-13:

December 31, 2022
Notes receivable, gross	$107,650,187
Less allowance for uncollectible accounts:
Balance at beginning of year	(23,114,173)
Provision	(29,437,179)
Charge-offs, net of recoveries totaling $5,040,041	42,327,901
Total allowance for uncollectible accounts	(10,223,451)
Notes receivable, net of allowance	97,426,736
Deferred transaction income	(4,068,332)
Notes receivable, net	$93,358,404

Deferred transaction income is comprised of unrecognized merchant fees and consumer reschedule fees net of direct note origination costs, which are recognized over the duration of the note with the consumer and are recorded as an offset to transaction income on the consolidated statements of operations and comprehensive income (loss). Our notes receivable had a weighted average days outstanding of 34 days, consistent with the prior year’s duration.

We closely monitor credit quality for our notes receivable to manage and evaluate our related exposure to credit risk. When assessing the credit quality and risk of our portfolio, we monitor a variety of internal risk indicators and combine these factors to establish an internal, proprietary score as a credit quality indicator (the “Prophet Score”). We evaluate the credit risk of our portfolio by grouping Prophet Scores into three buckets that range from A to C, with receivables having an “A” rating representing the highest credit quality and lowest likelihood of loss. Receivables assigned “No score” represent consumers who have not placed at least two orders. The Prophet Score machine learning model analyzes a variety of risk indicators and consumer attributes that are shown to be predictive of ability and willingness to repay. Our risk and fraud team closely monitors the distribution of Prophet Scores for signs of changes in credit risk exposure and portfolio performance. The risk and fraud team also regularly evaluates the integrity of the Prophet Score machine learning model and updates it as necessary, but at least annually.

The amortized cost basis of our notes receivable by Prophet Score and year of origination as of September 30, 2023 is as follows:

	September 30, 2023
	Amortized cost basis by year of origination
	2023	2022	Total
A	$39,189,038	$644	$39,189,682
B	36,430,263	1,974	36,432,237
C	28,060,553	5,647	28,066,200
No score	7,446,534	11,371	7,457,905
Total amortized cost	$111,126,388	$19,636	$111,146,024

Our notes receivable are considered past due when the principal has not been received within one calendar day of when they are due in accordance with the agreed upon contractual terms. Any amounts delinquent after 90 days are charged-off with an offsetting reversal to the allowance for credit losses. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged-off immediately. Principal payments recovered after 90 days are recognized as a reduction to the allowance for credit losses in the period the receivable is recovered. The amortized cost basis of our notes receivable by delinquency status as of September 30, 2023 is as follows:

September 30, 2023
Current	$100,196,148
1–28 days past due	5,539,980
29–56 days past due	2,965,975
57–90 days past due	2,443,921
Total amortized cost	$111,146,024

The following table summarizes our gross notes receivable and related allowance for uncollectible accounts as of December 31, 2022 prior to the adoption of ASU 2016-13:

	December 31, 2022
	Gross Receivables	Less Allowance	Net Receivables
Current	$96,923,113	$(3,348,558)	$93,574,555
Days past due:
1–28	5,516,812	(2,146,103)	3,370,709
29–56	2,513,755	(2,063,131)	450,624
57–90	2,696,507	(2,665,659)	30,848
Total	$107,650,187	$(10,223,451)	$97,426,736

We maintain an allowance for credit losses at a level necessary to absorb expected credit losses on principal and reschedule fee receivables from consumers. The allowance for credit losses is determined based on our current estimate of expected credit losses over the remaining contractual term and incorporates evaluations of known and inherent risks in our portfolio, historical credit losses, consumer payment trends, estimates of recoveries, current economic conditions, and reasonable and supportable forecasts. We regularly assess the adequacy of our allowance for credit losses and adjust the allowance as necessary to reflect changes in the credit risk of our notes receivable. Any adjustment to the allowance for credit losses is recognized in net income (loss) through the provision for credit losses on our consolidated statements of operations and comprehensive income (loss). While we believe our allowance for credit losses is appropriate based on the information available, actual losses could differ from the estimate. Effective January 1, 2023, we adopted accounting guidance which replaces the incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. Upon adoption, we decreased our allowance for credit losses and increased retained earnings through a cumulative-effect adjustment.

In estimating the allowance for credit losses, we utilize a roll rate analysis of delinquent and current notes receivable. Roll rate analysis is a technique used to estimate the likelihood that a loan progresses through various stages of delinquency and eventually charges off. We segment our notes receivable into delinquency statuses and semi-monthly vintages for purposes of evaluating historical performance and determining the future likelihood of default.

The activity in the allowance for credit losses, including the provision for credit losses, charge-offs, and recoveries for the three and nine months ended September 30, 2023 and 2022 is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Balance at beginning of period	$6,494,092	$15,124,901	$10,223,451	$23,114,173
Adoption of Accounting Standards Update No. 2016-13	—	—	(878,577)	—
Provision for credit losses	6,676,548	5,679,953	12,667,346	24,036,357
Charge-offs	(5,239,171)	(10,610,683)	(16,416,612)	(39,802,109)
Recoveries of charged-off receivables	666,473	1,125,180	3,002,334	3,970,930
Balance at end of period	$8,597,942	$11,319,351	$8,597,942	$11,319,351

Net charge-offs by year of origination for the nine months ended September 30, 2023 is as follows:

	2023	2022	2021	2020	2019	Total
Current period gross charge-offs	$(7,827,328)	$(8,570,864)	$(17,563)	$(650)	$(207)	$(16,416,612)
Current period recoveries	154,331	1,713,229	806,145	250,964	77,665	3,002,334
Current period net charge-offs	$(7,672,997)	$(6,857,635)	$788,582	$250,314	$77,458	$(13,414,278)

Note 4. Other Receivables

As of September 30, 2023 and December 31, 2022, the balance of other receivables, net, on the consolidated balance sheets is comprised of the following:

As of	September 30, 2023	December 31, 2022
Account reactivation fees receivable, net	$434,521	$209,734
Receivables from merchants, net	1,621,128	2,322,976
Other receivables, net	$2,055,649	$2,532,710

Account reactivation fees are applied to principal installments that are delinquent for more than 48 hours, subject to regulations within specific state jurisdictions, after the scheduled installment payment date. Any account reactivation fees associated with a delinquent payment are considered to be the same number of days delinquent as the principal payment. Account reactivation fees receivable, net, is comprised of outstanding account reactivation fees that we reasonably expect to collect from our consumers. As of September 30, 2023 and December 31, 2022, gross account reactivation fees receivable totaled $1,450,961 and $1,190,447, respectively.

We maintain an allowance for credit losses at a level necessary to absorb expected credit losses on account reactivation fee receivables from our consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal to the allowance for credit losses. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged-off immediately. Any adjustment to the allowance for credit losses is recognized in net income (loss) through an offset to total income on our consolidated statements of operations and comprehensive income (loss). Payments recovered after 90 days are recognized as a reduction to the allowance for credit losses in the period the receivable is recovered. As of September 30, 2023 and December 31, 2022, the allowance for credit losses on account reactivation fees receivable totaled $1,016,440 and $980,713, respectively.

The activity in the allowance for credit losses related to account reactivation fees, including the provision for other credit losses, charge-offs, and recoveries for the three and nine months ended September 30, 2023 and 2022 is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Balance at beginning of period	$768,602	$1,480,332	$980,713	$1,691,071
Provision for other credit losses	917,226	1,594,776	2,067,268	6,352,570
Charge-offs	(783,784)	(2,240,902)	(2,539,804)	(7,910,133)
Recoveries of charged-off receivables	114,396	277,243	508,263	977,941
Balance at end of period	$1,016,440	$1,111,449	$1,016,440	$1,111,449

Receivables from merchants primarily represent merchant fees receivable for orders settled with our virtual card solution. Virtual card transactions are settled with the merchant for the full purchase price at the point of sale and we separately invoice the merchant for the merchant fees due to us. There is no allowance for credit losses recorded against merchant fees receivable.

Note 5. Merchant Accounts Payable

Merchant accounts payable represents amounts owed to merchants related to orders placed on the Sezzle Platform. Merchant accounts payable in total were $68,182,563 and $83,020,739 as of September 30, 2023 and December 31, 2022, respectively, as disclosed in the consolidated balance sheets.

We offer our merchants an interest bearing program in which merchants may defer payment from us in exchange for interest. Within merchant accounts payable, $51,883,816 and $66,469,982 were recorded within the merchant interest program balance as of September 30, 2023 and December 31, 2022, respectively.

Effective March 20, 2023, all deferred payments retained in the program bear interest at fixed rate of 5.20% on an annual basis, compounding daily. Prior to that, during 2023 deferred payments retained in the program bore interest at a fixed rate of 3.80% on an annual basis, compounding daily. The average annual percentage yield and related interest expense was 5.21% and $679,012, and 3.87% and $646,507 for the three months ended September 30, 2023 and 2022, respectively. The average annual percentage yield and related interest expense was 4.32% and $1,917,378, and 3.45% and $1,835,044 for the nine months ended September 30, 2023 and 2022, respectively.

Deferred payments are due on demand, up to $250,000 during any seven day period, at the request of the merchant. Any request larger than $250,000 is processed within seven to ten days. We reserve the right to impose additional limits on the program and make changes to the program without notice or limits. These limits and changes to the program can include but are not limited to: maximum balances, withdrawal amount limits, and withdrawal frequency.

Note 6. Line of Credit

We fund our consumer receivables through the use of a secured line of credit. We had an outstanding principal balance on our line of credit totaling $75,900,000 and $65,000,000 as of September 30, 2023 and December 31, 2022, respectively. Our revolving credit facilities are secured by a pool of pledged, eligible notes receivable. As of September 30, 2023 and December 31, 2022, we had pledged $101,220,136 and $89,797,068 of eligible gross notes receivable, respectively. We had an unused borrowing capacity of $15,102 and $477,606 as of September 30, 2023 and December 31, 2022, respectively.

Expenses related to our lines of credit for the three and nine months ended September 30, 2023 and 2022 are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Interest expense on utilization	$3,471,806	$1,111,022	$9,611,867	$2,737,061
Interest expense on unused daily amounts	25,555	59,981	90,639	229,088
Amortization of debt issuance costs	183,073	448,502	534,638	821,770

For the three months ended September 30, 2023 and 2022, our lines of credit carried an effective annual interest rate of 20.70% and 7.95%, respectively. For the nine months ended September 30, 2023 and 2022, our lines of credit carried an effective annual interest rate of 18.19% and 5.50%, respectively.

Note 7. Commitments and Contingencies

Merchant Contract Obligations

We have entered into several agreements with third-parties in which we will reimburse these third-parties for mutually agreed upon co-branded marketing and advertising costs. As of September 30, 2023 and December 31, 2022, we had outstanding agreements that stipulate we will commit to spend up to approximately $1.3 million and $19.4 million, respectively, in marketing and advertising spend in future periods. These agreements have remaining contractual terms of less than one year.

Expenses incurred relating to these agreements totaled $3,267,411 and $3,484,407 for the three months ended September 30, 2023 and 2022, respectively, and $9,506,236 and $13,936,420 for the nine months ended September 30, 2023 and 2022, respectively. These expenses are included within marketing, advertising, and tradeshows on the consolidated statements of operations and comprehensive income (loss).

Note 8. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of shares outstanding during the period, including repurchases carried as treasury stock. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding adjusted for the dilutive effect of all potential shares of stock, including the exercise of employee stock options and assumed vesting of restricted stock units (if dilutive). In periods where we reported a net loss, the diluted net loss per share is the same as basic net loss per share because the impact of including assumed exercises of stock options and vesting of restricted stock units would have an anti-dilutive impact.

The following table presents the calculation of basic and diluted net income (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Numerator:
Net income (loss)	$1,294,400	$4,344,424	$4,158,724	$(38,728,066)

Denominator*:
Basic shares:
Weighted-average shares outstanding	5,667,430	5,464,484	5,576,233	5,433,775
Diluted shares:
Stock options	60,299	77,868	67,351	—
Restricted stock units	—	435,434	—	—
Warrants	1,936	—	7,637	—
Weighted-average shares outstanding	5,729,665	5,977,786	5,651,221	5,433,775

Net income (loss) per share:
Basic	$0.23	$0.80	$0.75	$(7.13)
Diluted	$0.23	$0.73	$0.74	$(7.13)

*Effective May 11, 2023, we performed a 1-for-38 reverse stock split. Share amounts have been retroactively restated.

Because their effect would have been anti-dilutive, 564,802 and 442,847 shares were excluded from the denominator of diluted net income per share for the three and nine months ended September 30, 2023, respectively. Similarly, 301,518 shares were excluded from the denominator of diluted net income per share for the three months ended September 30, 2022 because their effect would have been anti-dilutive.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q (“Form 10-Q”). This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Forward-Looking Statements”, “Factors Affecting Results from Operations”, and “Risk Factors” sections of this Form 10-Q, and the “Risk Factors” sections on this Form 10-Q and the 2022 Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

We are a purpose-driven payments company that is on a mission to financially empower the next generation. Launched in 2017, we have built a digital payments platform that allows merchants to offer their consumers a flexible alternative to traditional credit. As of September 30, 2023, our platform has supported the business growth of 30 thousand Active Merchants while serving 2.6 million Active Consumers. Through our products we aim to enable consumers to take control over their spending, be more responsible, and gain access to financial freedom. Our vision is to create a digital ecosystem benefiting all of our stakeholders—merchants, consumers, employees, communities, and investors—while continuing to drive ethical growth.

The Sezzle Platform connects consumers with merchants via our core proprietary, digital payments platform that instantly extends credit at the point-of-sale. Our core product is differentiated from traditional lenders through our credit-and-capital-light approach, and we believe that it is mutually beneficial for our merchants and consumers given the network effects inherent in our platform. Our core product enables consumers to acquire merchandise upfront and spread payments over four equal, interest-free installments over six weeks. Consumers pay the first installment at the point of sale, and make the remaining installments every two weeks thereafter. We realize high repeat usage rates by many of our consumers, with the top 10% of our consumers measured by Underlying Merchant Sales (UMS, as defined below) transacting an average of 45 times per year based on the transaction activity during the rolling twelve months ended September 30, 2023, although historical transaction activity is not an indication of future results.

Our core product offering is completely free for consumers who pay on time and use a bank account to make their installment payments, excluding their first payment; instead, we make most of our revenue by charging our merchants fees in the form of a merchant processing fee. We also offer three upgraded versions of the core Sezzle experience: Sezzle Premium, Sezzle Anywhere, and Sezzle Up. Sezzle Premium is a paid subscription service for consumers to access large, non-integrated premium merchants, along with other benefits, for a recurring fee. Sezzle Anywhere is a paid subscription service that allows consumers to use their Sezzle Virtual Card at any merchant online or in-store, subject to certain merchant, product, goods, and service restrictions, for a recurring fee. Sezzle Up is a free credit-building solution for new-to-credit consumers that helps build their credit history and promotes credit responsibility. Additionally, we have expanded our product suite to provide consumers with access to a long-term installment lending option through partnerships with third-parties.

We operate in the United States and Canada. We are in the process of winding down operations in India and certain countries in Europe, and anticipate to operate solely in the United States and Canada going forward.

Factors Affecting Results of Operations

We have set out below a discussion of the key factors that have affected our financial performance and that are expected to impact our performance going forward.

Sustainable Business Model

Our ability to profitably scale our business long-term is reliant on creating a transparent and sustainable ecosystem of products and services that add value for all of our stakeholders, including our merchants and consumers. Our core product offering is completely free for consumers who pay on time and use a bank account to make their installment payments, excluding their first payment. We earn fees from our merchants predominately based on a percentage of the UMS value plus a fixed fee per transaction, collectively called a “merchant processing fee.” We generally pay our merchants the full transaction value upfront, net of the merchant fees owed to us, and assume all costs associated with the consumer payment processing, fraud, and payment default. Merchant processing fees comprised approximately 52% and 79% of our total income for the nine months ended September 30, 2023 and 2022, respectively. In the current year, we diversified our revenue streams, which primarily included the introduction of our paid subscriptions to consumers, called Sezzle Premium and Sezzle Anywhere.

Our merchants have access to a toolkit we provide that can assist in the growth of their businesses. This toolkit includes marketing placements, beginning with a launch campaign that introduces new brands to Sezzle consumers, and Sezzle Capital which provides small business loans to help our merchants expand their operations.

Acquisition and Retention of Consumers and Merchants

Our ability to profitably scale our business is reliant on the acquisition and retention of both consumers and merchants on the Sezzle Platform. Changes in our merchant and consumer bases have had, and will continue to have, an impact on our results of operations. It is costly for us to acquire (and in some cases retain) merchants and consumers. As such, high turnover in our merchant and consumer bases could result in higher than anticipated overhead costs.

We rely heavily on our merchant base to offer our product to new consumers at the point of sale. As of September 30, 2023, we had approximately 30 thousand Active Merchants on our platform. Our integration into scaled e-commerce platforms is expected to give more merchants the opportunity to offer Sezzle as a payment option at checkout, and we expect that our partnerships with larger retailers will familiarize more consumers with the Sezzle Platform. Onboarding and retaining merchants, as well as growing merchant utilization of the Sezzle Platform, requires investment in sales, co-marketing, and competitively priced merchant fee rates and incentives. In order to stay competitive, we have and may continue to adjust our pricing or offer incentives to larger merchants in order to increase UMS. These pricing structures with merchants may include up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments that impact our revenues and profitability. We expect to continue to incur substantial costs to acquire and retain these larger merchants. Certain agreements contain provisions that may require us to make payments to certain merchants and are contingent on us and/or the merchants meeting specified criteria, such as achieving implementation benchmarks.

There is a risk that we may lose merchants for a variety of reasons, including a failure to meet key contractual or commercial requirements, or merchants shifting to other service providers, including competitors or in-house offerings. We also face the risk that our key partners could become competitors of our business if such partners are able to determine how we have designed and implemented our model to provide our services. We continue to prioritize our focus on merchant profitability, which has resulted in a slowdown in the growth of our merchant base.

The success of our business is also dependent on a consumer base that actively uses our products. As of September 30, 2023, we had approximately 2.6 million Active Consumers on the platform. We aim to provide offerings to our consumers that keeps them engaged within our ecosystem, such as Sezzle Up, our tap-to-pay virtual card, and exclusive discounts and promotions within our app. We realize high repeat usage rates as a result of our differentiated offering, with the top 10% of our consumers measured by UMS transacting 45 times per year based on the transaction activity during the rolling twelve months ended September 30, 2023, although historical transaction activity is not an indication of future results.

There is a risk that we may lose consumers for a variety of reasons, including consumers shifting to competitors or other payment options, changes in the general macroeconomic climate, or changes in our underwriting. We continue to prioritize our focus on profitability, which has resulted in a slowdown in the growth of our consumer base as we have tightened our underwriting.

Product Innovation

Our expanding product suite enables us to further promote our mission of financial empowerment, and the adoption of these products by our consumers is expected to drive operating and financial performance. In 2022, we phased-in the introduction of Sezzle Premium, a paid subscription service for consumers to access large, non-integrated premium merchants for a monthly or annual fee. In 2023, we began piloting Sezzle Anywhere, a paid subscription service that allows consumers to use their Sezzle Virtual Card at any merchant online or in-store, subject to certain merchant, product, goods, and service restrictions, for a monthly or annual fee. We continue to seek out new partners to adopt our existing products and strategize on new products to complement our platform and core products, which we believe will have an impact on continued growth of our business.

Credit Risk Management

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time, as we absorb the costs of all core product credit losses from our consumers. The provision for credit losses is a significant component of our operating expenses, and excessive exposure to consumer repayment failure may impact our results of operations. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with an elevated risk of fraud, assess the credit risk of the consumer, assign spending limits, and manage the ultimate receipt of funds. Because consumers primarily settle 25% of the purchase value upfront at the point of sale, we believe repayment risk is more limited relative to other traditional forms of unsecured consumer credit.

We believe our systems and processes are highly effective and allow for predominantly accurate, real-time decisions in connection with the consumer transaction approval process. As our consumer base grows, the availability of data on consumer repayment behavior will also better optimize our systems and ability to make real-time consumer repayment capability decisions over time. Optimizing repayment capacity decisions of our current and future consumer base may reduce our provision for credit losses and related charge-offs by providing optimal limitations on spending power to qualified consumers. During 2022 we began using a third-party collection agency in addition to our internal collections process, which further helps us lower our loss rates and manage credit risk.

Maintaining our Capital-Efficient Strategy

Maintaining our funding strategy and our efficient use of capital is important to our ability to grow our business. We have created a funding strategy that we believe allows us to scale our business and drive rapid growth. The speed with which we are able to recycle capital due to the short-term nature of our products has a multiplier effect on our committed capital. Our funding helps drive our efficient use of capital. We primarily rely on revolving credit facilities to fund our receivables over time.

General Economic Conditions and Regulatory Climate

Our business depends on consumers transacting with merchants, which is affected by changes in general economic conditions. For example, the retail sector is affected by macroeconomic conditions such as unemployment, interest rates, consumer confidence, economic recessions, public health crises, or extended periods of uncertainty or volatility—all of which may influence customer spending, and suppliers’ and retailers’ focus and investment in outsourcing solutions. This may subsequently impact our ability to generate income. Additionally, in weaker economic environments, consumers may have less disposable income to spend, and may be less likely to purchase products by utilizing our services. This could also cause our credit losses to increase due to consumers’ failure to repay the loans originated on the Sezzle Platform. Our industry is further impacted by numerous consumer finance and protection regulations, both domestic and international, and the prospects of new regulations, and the cost to comply with such regulations, have an ongoing impact on our results of operations and financial performance.

Seasonality

We experience seasonality as a result of spending patterns of our consumers. Total income and UMS in the fourth quarter have historically been strongest for us, in line with consumer spending habits during the holiday shopping season, which has typically been accompanied by increased charge-offs when compared to the prior three quarters.

Key Operating Metrics

Underlying Merchant Sales

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Underlying Merchant Sales ("UMS")	$469,500	$421,460	$48,040	11.4%	$1,222,392	$1,291,060	$(68,668)	(5.3)%

UMS is defined as the total value of sales made by merchants based on the purchase price of each confirmed sale where a consumer has selected the Sezzle Platform as the applicable payment option. UMS does not represent revenue earned by us, is not a component of our income, nor is included within our financial results prepared in accordance with U.S. GAAP. However, we believe that UMS is a useful operating metric to both us and our investors in assessing the volume of transactions that take place on the Sezzle Platform, including our Sezzle Premium and Sezzle Anywhere products, which is an indicator of the success of our merchants and the strength of the Sezzle Platform.

For the three months ended September 30, 2023 and 2022, UMS totaled $469.5 million and $421.5 million, respectively, which was an increase of 11.4%. The increase was largely driven by the launch of our Sezzle Anywhere subscription product. For the nine months ended September 30, 2023 and 2022, UMS totaled $1.2 billion and $1.3 billion, respectively, which was a decrease of 5.3%. The decrease was a result of our continued strategic shift to focus on profitability in the current period.

Active Merchants and Active Consumers

	As of		Change
	September 30, 2023	December 31, 2022	#	%
	(in thousands, except percentages)
Active Merchants	30	42	(12)	(27.8)%
Active Consumers	2,572	2,950	(378)	(12.8)%

Active Merchants is defined as merchants who are directly integrated with us and have had transactions on the Sezzle Platform in the last twelve months. As of September 30, 2023, we had 30 thousand Active Merchants, a decrease of 27.8% when compared to the 42 thousand Active Merchants as of December 31, 2022, and a decrease of 32.3% when compared to the 45 thousand Active Merchants as of September 30, 2022. There is no minimum required number of transactions to meet the Active Merchant criteria. The decrease in Active Merchants is largely attributed to our focus on expanding our non-integrated merchants available through our Sezzle Premium and Sezzle Anywhere subscription products, as well ceasing to work with low-volume or unprofitable merchants.

Active Consumers is defined as unique end users who have placed an order with us within the last twelve months. As of September 30, 2023, we had 2.6 million Active Consumers, a decrease of 12.8% when compared to our 2.9 million Active Consumers as of December 31, 2022, and a decrease of 18.9% when compared to the 3.2 million Active Consumers as of September 30, 2022. The decrease in Active Consumers was driven by increased churn from our general tightening of credit underwriting.

Components of Results of Operations

Total Income

Our total income is classified into two categories: transaction income and income from other services. Transaction income is comprised of all income earned from merchants, consumers, and other third-parties that relate to placing and processing orders on the Sezzle Platform. This primarily includes merchant processing fees, virtual card interchange income, and convenience fees.

We earn our income primarily from fees paid by merchants in exchange for our payment processing services. These merchant processing fees are applied to the underlying sales of consumers passing through our platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. We also earn income on interchange fees through our virtual card solution. Virtual card interchange income is recognized at the time a virtual card transaction is processed. We further earn income in the form of convenience fees when a consumer chooses to make an installment payment, excluding the first installment, using a card, pursuant to state law. We recognize convenience fees at the time the consumer makes the installment payment.

Transaction income is reduced by direct loan origination fees. Such costs are comprised of costs paid to third-parties to obtain data for underwriting consumers which result in a successful transaction. Such costs which result in a declined order are recorded within third-party technology and data on the consolidated statements of operations and comprehensive income (loss).

Income from other services includes all other incomes earned from merchants, consumers, and other third-parties not included in transaction income. This primarily includes account reactivation fees, reschedule fees, and subscription revenue.

We earn income from consumers in the form of account reactivation fees. These fees are assessed to consumers who fail to make a timely payment. Account reactivation fees are applied to principal installments that are delinquent for more than 48 hours (or longer depending on the regulations within a specific state jurisdiction) after the scheduled installment payment date. Account reactivation fees are recognized at the time the fee is charged to the consumer to the extent they are reasonably collectible by us. We also earn income from consumers in the form of reschedule fees. Consumers are allowed to reschedule their initial installment one time without incurring a reschedule fee and the principal of a rescheduled payment is not considered to be delinquent. If consumers reschedule a payment more than once in the same order cycle they are subject to a reschedule fee.

Additionally, we offer our consumers the ability to subscribe to two paid services: Sezzle Premium and Sezzle Anywhere. Sezzle Premium allows consumers to shop at select large, non-integrated premium merchants, along with other benefits, for a recurring fee. Sezzle Anywhere allows consumers to use their Sezzle Virtual Card at any merchant online or in-store, subject to certain merchant, product, goods, and service restrictions, for a recurring fee. Subscription fees are recognized straight-line over the subscription period. We also earn income from other services in the form of merchant gateway fees. Merchant gateway fees are charged to certain low-volume merchants for access to our Sezzle Platform, consumer base, and merchant store directory. Such fees are recognized at the time the fee is charged to merchants to the extent they are reasonably collectible by us.

Personnel

Personnel primarily comprises all wages and salaries paid to employees, contractor payments, employer-paid payroll taxes and employee benefits, and equity and incentive-based compensation.

Transaction Expense

Transaction expense primarily comprises processing fees paid to third parties to process debit, credit and ACH payments received from consumers, merchant affiliate program and partnership fees, and consumer communication costs. We incur merchant affiliate program and partnership fees when consumers make purchases with merchants who either were referred by another merchant or are associated with partner platforms with which we have a contractual agreement. We incur consumer communication costs when we notify the consumer about the transaction status and upcoming payments. Communications are primarily made via text message directly to the consumer.

Third-Party Technology and Data

Third-party technology and data primarily comprises costs related to fraud prevention, other cloud-based computing services, and costs of failed loan applications. Underwriting costs incurred that result in successfully originated loans are an element of transaction income and recognized as a reduction of the overall income and, therefore, are not included in third-party technology and data.

Marketing, Advertising, and Tradeshows

Marketing, advertising, and tradeshows primarily comprises costs related to marketing, sponsorships, advertising, attending tradeshows, promotions, and co-marketing the Sezzle brand with our merchants.

General and Administrative

General and administrative expenses are primarily comprised of professional fees, implementation incentives with merchants, insurance, and travel. Professional fees include legal, compliance, audit, tax, and consulting services to support the growth of our company.

Provision for Credit Losses

We maintain an allowance for credit losses at a level necessary to absorb expected credit losses on principal receivables from consumers. The allowance for credit losses is determined based on our current estimate of expected credit losses over the remaining contractual term and incorporates evaluations of known and inherent risks in our portfolio, historical credit losses, consumer payment trends, estimates of recoveries, current economic conditions, and reasonable and supportable forecasts. We regularly assess the adequacy of our allowance for credit losses and adjust the allowance as necessary to reflect changes in the credit risk of our notes receivable. Any adjustment to the allowance for credit losses is recognized through the provision for credit losses.

Net Interest Expense

We incur interest expense on a continuous basis as a result of draws on our revolving line of credit to fund consumer notes receivable as well as our Merchant Interest Program, whereby merchants may defer their payments owed by us in exchange for interest. The interest paid on borrowings under our line of credit are based on SOFR. Interest paid to merchants under the Merchant Interest Program is based on a fixed interest rate.

Income Tax Expense

Income tax expense consists of income taxes in various jurisdictions, primarily U.S. Federal and state income taxes, and also the other foreign jurisdictions in which we operate. Tax effects of transactions reported in the consolidated financial statements consist of taxes currently due. Additionally, we record deferred taxes related primarily to differences between the basis of receivables, property and equipment, equity based compensation, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Given our history of losses, a full valuation allowance is recorded against our deferred tax assets.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of foreign currency translation adjustments.

Results of Operations

Total Income

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Transaction income	$27,046	$25,063	$1,983	7.9%	$78,870	$72,879	$5,991	8.2%
Income from other services	13,798	5,345	8,453	158.1%	31,585	14,415	17,170	119.1%
Total income	$40,844	$30,408	$10,436	34.3%	$110,455	$87,294	$23,161	26.5%

Transaction income for the three months ended September 30, 2023 and 2022 totaled $27.0 million and $25.1 million, respectively, which was an increase of 7.9%. Transaction income for the nine months ended September 30, 2023 and 2022 totaled $78.9 million and $72.9 million, respectively, which was an increase of 8.2%. The increase in transaction income period-over-period was driven by increases in convenience fees, offset against decreases in merchant processing fees.

Income from other services totaled $13.8 million and $5.3 million for the three months ended September 30, 2023 and 2022, respectively, or 33.8% and 17.6% of total income, respectively. Income from other services totaled $31.6 million and $14.4 million for the nine months ended September 30, 2023 and 2022, respectively, or 28.6% and 16.5% of total income, respectively. The period-over-period increase was primarily driven by subscription revenue. Consumer account reactivation fees totaled $2.6 million and $2.8 million for the three months ended September 30, 2023 and 2022, respectively, and $7.0 million and $9.9 million for the nine months ended September 30, 2023 and 2022, respectively. The decrease in reactivation fees was driven by the utilization of our Prophet Score machine learning model, resulting in more efficient credit risk management strategies and fewer delinquencies on consumer orders.

Personnel

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Personnel	$11,079	$11,587	$(508)	(4.4)%	$34,670	$40,288	$(5,618)	(13.9)%

Personnel costs for the three months ended September 30, 2023 and 2022 totaled $11.1 million and $11.6 million, respectively, which was a decrease of 4.4%. Recorded within personnel, equity and incentive–based compensation totaled $2.0 million and $2.6 million for the three months ended September 30, 2023 and 2022, respectively, which was a 24.3% decrease. The decrease in personnel was a result of reduced headcount during the three months ended September 30, 2023 when compared to the three months ended September 30, 2022.

Personnel costs for the nine months ended September 30, 2023 and 2022 totaled $34.7 million and $40.3 million, respectively, which was a decrease of 13.9%. Recorded within personnel, equity and incentive–based compensation totaled $7.1 million and $8.2 million for the nine months ended September 30, 2023 and 2022, respectively, which was a 14.0% decrease. The decrease in personnel costs was a result of reduced headcount during the nine months ended September 30, 2023 when compared to the nine months ended September 30, 2022 as a result of the workforce reduction we undertook in March 2022.

Transaction Expense

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Payment processing costs	$7,972	$7,603	$369	4.8%	$20,880	$25,142	$(4,262)	(17.0)%
Affiliate and partner fees	1,143	917	226	24.6%	3,594	3,256	338	10.4%
Other transaction expense	822	800	22	2.8%	1,647	2,831	(1,184)	(41.8)%
Transaction expense	$9,937	$9,320	$617	6.6%	$26,121	$31,229	$(5,108)	(16.4)%

Transaction expenses were $9.9 million and $9.3 million for the three months ended September 30, 2023 and 2022, respectively, and $26.1 million and $31.2 million for the nine months ended September 30, 2023 and 2022, respectively.

Payment processing costs were $8.0 million and $7.6 million for the three months ended September 30, 2023 and 2022, respectively. The increase in costs was from higher UMS period-over-period. For the nine months ended September 30, 2023 and 2022, payment processing costs were $20.9 million and $25.1 million, respectively. The decrease in costs were primarily driven by lower UMS volume in the current period, as well as a larger share of payments using lower-cost ACH instead of card payments when compared to the prior period.

Merchant affiliate program and partnership fees are incurred by us when consumers make purchases with merchants who either were referred by another merchant, or are associated with partner platforms with which we have contractual agreements. Such costs were $1.1 million and $0.9 million for the three months ended September 30, 2023 and 2022, respectively, and $3.6 million and $3.3 million for the nine months ended September 30, 2023 and 2022, respectively.

Other costs included in transaction expense were $0.8 million for the three months ended September 30, 2023 and 2022, and $1.6 million and $2.8 million for the nine months ended September 30, 2023 and 2022, respectively. Such costs are comprised of consumer communication costs, and consumer and merchant support-related costs. The decrease in costs were a result of fewer consumer and merchant support-related costs during the current periods.

Third-Party Technology and Data

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Third-party technology and data	$2,003	$2,177	$(174)	(8.0)%	$5,655	$6,283	$(628)	(10.0)%

Third-party technology and data costs totaled $2.0 million and $2.2 million for the three months ended September 30, 2023 and 2022, respectively. Third-party technology and data costs totaled $5.7 million and $6.3 million for the nine months ended September 30, 2023 and 2022, respectively. These expenses primarily include cloud-based infrastructure, fraud prevention, obtaining underwriting data that resulted in failed loan applications, and consumer engagement. The decrease in expense was a result of our cost-reduction initiative to eliminate or downsize non-critical technology platforms where feasible.

Marketing, Advertising, and Tradeshows

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Marketing, advertising, and tradeshows	$3,615	$3,857	$(242)	(6.3)%	$10,128	$15,403	$(5,275)	(34.2)%

Marketing, advertising, and tradeshow costs were $3.6 million and $3.9 million for the three months ended September 30, 2023 and 2022, respectively. Marketing, advertising, and tradeshow costs were $10.1 million and $15.4 million for the nine months ended September 30, 2023 and 2022, respectively. The decrease in costs were driven by a reduction in contractual obligations to co-market the Sezzle brand with our enterprise merchants and partners.

General and Administrative

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
General and administrative	$2,184	$2,288	$(104)	(4.5)%	$6,680	$14,232	$(7,552)	(53.1)%

General and administrative expenses are primarily comprised of professional fees, implementation incentives with merchants, insurance, and travel. Professional fees include legal, compliance, audit, tax, and consulting services to support our operations and initiatives. General and administrative costs were $2.2 million and $2.3 million for the three months ended September 30, 2023 and 2022, respectively. For the nine months ended September 30, 2023 and 2022, general and administrative costs were $6.7 million and $14.2 million, respectively. The decrease in costs was a result of lower professional fees in the current period. During the three and nine months ended September 30, 2022, we incurred $0.1 million and $6.6 million, respectively, of professional fees in connection with our proposed, and ultimately terminated, merger with Zip Co, which resulted in higher prior-period costs.

Provision for Credit Losses

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Provision for credit losses	$6,677	$5,680	$997	17.5%	$12,667	$24,036	$(11,369)	(47.3)%

The total provision for credit losses was $6.7 million and $5.7 million for the three months ended September 30, 2023 and 2022, respectively. As a percentage of total income, the provision for credit losses was 16.3% and 18.7% for the three months ended September 30, 2023 and 2022, respectively. The increase in credit losses period-over-period was primarily driven by increased UMS during the three months ended September 30, 2023 compared to the three months ended September 30, 2022.

For the nine months ended September 30, 2023 and 2022, the total provision for credit losses was $12.7 million and $24.0 million, respectively. As a percentage of total income, the provision for credit losses was 11.5% and 27.5% for the nine months ended September 30, 2023 and 2022, respectively. The decrease in credit losses period-over-period was primarily driven by the utilization of our Prophet Score machine learning model, resulting in more efficient credit risk management strategies in place during the nine months ended September 30, 2023 relative to the nine months ended September 30, 2022. In addition, the reduction in the overall provision for credit losses was driven by lower UMS during the nine months ended September 30, 2023 relative to the nine months ended September 30, 2022.

Additionally, effective January 1, 2023, we adopted accounting guidance which replaces the incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates, including an estimate for forecasted recoveries. Refer to Note 3 in the accompanying Notes to the Consolidated Financial Statements for more information.

Net Interest Expense

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
	2023	2022	$	%	2023	2022	$	%
	(in thousands, except percentages)
Net interest expense	$4,143	$2,192	$1,951	89.0%	$11,454	$5,477	$5,977	109.1%

Net interest expense was $4.1 million and $2.2 million for the three months ended September 30, 2023 and 2022, respectively, and $11.5 million and $5.5 million for the nine months ended September 30, 2023 and 2022, respectively. The increase in expense was driven by the terms of our current line of credit agreement, which carries an interest rate of Adjusted SOFR plus 11.5% and required a minimum outstanding balance of $75,000,000 prior to March 31, 2023, and $80,000,000 on and after March 31, 2023.

Income Taxes

Income tax expense for the three months ended September 30, 2023 and 2022 was $15,874 and $10,827, respectively. Our effective income tax rate for the three months ended September 30, 2023 and 2022 was 1.2% and 0.2%, respectively. Income tax expense for the nine months ended September 30, 2023 and 2022 was $48,024 and $48,626, respectively. Our effective income tax rate for the nine months ended September 30, 2023 and 2022 was 1.1% and (0.1%), respectively. Our effective income tax rate was minimal due to a full valuation allowance and is comprised of minimum income taxes owed to state and local jurisdictions. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, a full valuation allowance is recorded against our net deferred tax assets as of September 30, 2023 and December 31, 2022.

Other Comprehensive Income (Loss)

We had ($358,465) and ($1,354,622) of foreign currency translation adjustments recorded within other comprehensive income (loss) for the three months ended September 30, 2023 and 2022, respectively. For the nine months ended September 30, 2023 and 2022, we had ($199,586) and ($1,614,763) of foreign currency translation adjustments, respectively. Foreign currency translation adjustments are a result of the financial statements of our non-U.S. subsidiaries being translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. We expect to record foreign currency translation adjustments in future periods and changes will be dependent on fluctuations in foreign currencies of countries in which we have operations.

Liquidity and Capital Resources

For the nine months ended September 30, 2023 and 2022, we had a net income (loss) of $4.2 million and ($38.7) million, respectively. We have historically financed our operating and capital needs primarily through private sales of equity, our capital raises on the ASX, and our revolving line of credit. As of September 30, 2023, our principal sources of liquidity were cash, cash equivalents, restricted cash, the unused borrowing capacity on our line of credit, and certain cash flows from operations.

As of September 30, 2023, we had cash, cash equivalents, and restricted cash of $66.8 million, compared to $69.5 million as of December 31, 2022. Our cash and cash equivalents were held primarily for working capital requirements and the continued investment in our business. Substantially all of our restricted cash is made available for use within 2-3 business days.

As of September 30, 2023 and December 31, 2022, we had working capital of $92.8 million and $70.9 million, respectively. Additionally, as of September 30, 2023 and December 31, 2022 we had an unused borrowing capacity on our line of credit of $15,102 and $477,606, respectively.

We believe that our existing cash, cash equivalents, restricted cash, our unused borrowing capacity on our line of credit, and certain cash flows from operations will be sufficient to meet our working capital and investment requirements beyond the next 12 months.

Factors Affecting Liquidity and Capital Resources

While we believe that our business will be able to generate enough cash flow from operations and that future borrowings will be available to us in an amount sufficient to enable us to fund our liquidity needs, we cannot provide any assurance. Our ability to meet these needs is dependent on current economic conditions and other factors, many of which are beyond our control. Material factors that could affect our liquidity and capital resources are consumer delinquencies and defaults, declines in consumer purchases, an inability to access fundraising, macroeconomic conditions, and instability of financial institutions. If our capital is insufficient to satisfy our liquidity requirements, we will need to seek additional equity or debt financing. In an increasing interest rate environment, our ability to raise equity or incur debt could be limited, our borrowing costs could increase, we could be subject to restrictions, or we could be required to pledge additional collateral as security. If we are unable to raise additional capital or generate the necessary cash flows, our results of operations and financial condition could be materially and adversely impacted.

Cash Flows

The following table summarizes our cash flows:

	For the nine months ended September 30,
	2023	2022
Net Cash (Used for) Provided from Operating Activities	$(10,675,166)	$7,071,120
Net Cash Used for Investing Activities	(1,037,709)	(786,543)
Net Cash Provided From (Used for) Financing Activities	9,205,604	(24,777,554)
Net decrease in cash, cash equivalents, and restricted cash	$(2,507,271)	$(18,492,977)

Operating Activities

Net cash (used for) provided from operating activities was ($10.7) million and $7.1 million for the nine months ended September 30, 2023 and 2022, respectively. During the nine months ended September 30, 2023 and 2022, receipts from consumers totaled $1.2 billion and $1.3 billion, respectively, compared with cash payments to merchants of $1.1 billion and $1.2 billion, respectively. The net cash provided from consumers for the nine months ended September 30, 2023 and 2022 was $74.8 million and $94.3 million, respectively. Overall, the decrease in net cash provided from consumers is driven by the decrease in UMS. The decrease in net cash provided from consumers for the nine months ended September 30, 2023 was driven by decreases in the balance of our Merchant Interest Program. To encourage participation in the Merchant Interest Program, in March 2023 we increased the annual percentage yield in the program to 5.2%.

During the nine months ended September 30, 2023 we also incurred cash outflows of $25.2 million for personnel-related costs (including research and development labor costs), $27.1 million for transaction expenses (primarily payment processing costs), $11.5 million for advertising, marketing and tradeshow related expenses, $11.9 million of interest expense payments, and $9.8 million of cash outflows for third-party technology and other general and administrative expenses.

In comparison, during the nine months ended September 30, 2022 we incurred cash outflows of $30.6 million for personnel related expenses, $32.1 million for transaction expenses (primarily payment processing costs), $12.5 million for advertising, marketing and tradeshow related expenses, $4.9 million of interest expense payments, and $7.2 million of cash outflows for third-party technology and data, along with various general and administrative expenses.

Investing Activities

Net cash used for investing activities during the nine months ended September 30, 2023 and 2022 was $1.0 million and $0.8 million, respectively. Cash outflows for investing activities were primarily used for purchasing computer equipment, as well as payments of salaries to employees who create capitalized internal-use software.

Financing Activities

Net cash provided from (used for) financing activities during the nine months ended September 30, 2023 and 2022 was $9.2 million and ($24.8) million, respectively. Our net cash provided from financing activities during the nine months ended September 30, 2023 was from net proceeds from our line of credit totaling $10.9 million, offset against repurchases of common stock totaling $1.6 million and the payment of debt issuance costs totaling $0.1 million. Significant financing cash outflows during the nine months ended September 30, 2022 included net payments to our line of credit totaling $24.8 million, repurchases of common stock totaling $0.3 million, and payment of debt issuance costs totaling $0.1 million, offset against proceeds from stock option exercises totaling $0.4 million.

Line of Credit

Refer to Note 6. Line of Credit on the accompanying Notes to our Consolidated Financial Statements for discussion about our line of credit.

Merchant Contract Obligations

Refer to Note 7. Commitments and Contingencies on the accompanying Notes to our Consolidated Financial Statements for discussion about our merchant contract obligations.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that management believes to be reasonable. Our actual results may differ materially from our estimates because of certain accounting policies requiring significant judgment. To the extent that there are material differences between our estimates and actual results, our future consolidated financial statements will be affected.

We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to our allowance for credit losses, equity based compensation, and income taxes. We believe these estimates have the greatest risk of affecting our consolidated financial statements; therefore, we consider these to be our critical accounting policies and estimates.

Receivables and Credit Policy

Our notes receivable represents amounts due from consumers for outstanding principal and reschedule fees on installment payment plans made on our platform. Consumers installment payment plans are interest-free, and typically consist of four installments, with the first payment made at the time of purchase and subsequent payments coming due every two weeks thereafter. Our notes receivable are generally due within 42 days.

We classify all of our notes receivable as held for investment, as we have the intent and ability to hold these investments for the foreseeable future or until maturity or payoff. Since our portfolio is comprised of one product segment, point-of-sale unsecured installment loans, we evaluate our notes receivable as a single, homogenous portfolio and make merchant-specific or other adjustments as necessary. Our notes receivable are reported at amortized costs, which includes unpaid principal and reschedule fee balances, adjusted for unearned transaction income, direct loan origination costs, and charge-offs. The amortized cost is adjusted for the allowance for credit losses within notes receivable, net.

Our notes receivable are considered past due when the principal has not been received within one calendar day of when they are due in accordance with the agreed upon contractual terms. Any amounts delinquent after 90 days are charged-off with an offsetting reversal to the allowance for credit losses through the provision for credit losses on our consolidated statements of operations and comprehensive income (loss). Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged-off immediately. Principal payments recovered after 90 days are recognized as a reduction to the allowance for credit losses in the period the receivable is recovered.

We maintain an allowance for credit losses at a level necessary to absorb expected credit losses on principal and reschedule fee receivables from consumers. The allowance for credit losses is determined based on our current estimate of expected credit losses over the remaining contractual term and incorporates evaluations of known and inherent risks in our portfolio, historical credit losses, consumer payment trends, estimates of recoveries, current economic conditions, and reasonable and supportable forecasts. We regularly assess the adequacy of our allowance for credit losses and adjust the allowance as necessary to reflect changes in the credit risk of our notes receivable. Any adjustment to the allowance for credit losses is recognized in net income (loss) through the provision for credit losses on our consolidated statements of operations and comprehensive income (loss). While we believe our allowance for credit losses is appropriate based on the information available, actual losses could differ from the estimate.

Equity Based Compensation

We maintain stock compensation plans that offer incentives in the form of stock options and restricted stock to employees, directors, and advisors of the Company. Equity based compensation expense reflects the fair value of awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of stock options without a market condition on the measurement date using the Black-Scholes valuation model. The fair value of stock options with a market condition is estimated, at the date of grant, using the Monte Carlo Simulation model. The Black-Scholes and Monte Carlo Simulation models incorporate assumptions about stock price volatility, the expected life of the options, risk-free interest rate, and dividend yield. For valuing our stock option grants, significant judgment is required for determining the expected volatility of our shares of common stock and is based on the historical volatility of both its shares of common stock and its defined peer group. The fair value of restricted stock awards and restricted stock units that vest based on service conditions is based on the fair market value of our shares of common stock on the date of grant. The expense associated with equity based compensation is recognized over the requisite service period using the straight-line method. We issue new shares of common stock upon the exercise of stock options and vesting of restricted stock units.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A full valuation allowance is recorded against our deferred tax assets.

We evaluate our tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. To date we have not recorded any liabilities for uncertain tax positions.

New Accounting Pronouncements

Refer to Note 1. Significant Accounting Policies on the accompanying notes to our consolidated financial statements for discussion about recent accounting pronouncements.

Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our performance and the performance of our subsidiaries.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by this Item. However, we are exposed to market risks during our ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices, interest rates, and foreign currency exchange rates. Our primary risk exposure is the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash, cash equivalents, and restricted cash are primarily held in checking and savings accounts. The fair value of our cash and cash equivalents would not be materially affected by either an increase or decrease in interest rates.

Our line of credit accrues interest at a floating rate based on a formula tied to the U.S. Federal Reserve’s Secured Overnight Financing Rate (“SOFR”). A hypothetical 10% increase or decrease in SOFR throughout the nine months ended September 30, 2023 would result in a change in interest expense of approximately $0.3 million.

Foreign Currency Risk

During the ordinary course of business, we enter into transactions denominated in foreign currencies. We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary assets and liabilities that are denominated in currencies other than the functional currency of the entities in which they are recorded. If a hypothetical 10% foreign currency exchange rate change was applied to total monetary assets and liabilities denominated in currencies other than the functional currency of the entities in which they were recorded at the balance sheet date, it would not have a material impact on our financial results. At this time, we have not entered into derivatives or other financial instrument transactions in an attempt to hedge our foreign currency exchange risk due to its immaterial nature. In the future, we may enter into such transactions should our exposure become more substantial.

We are also subject to foreign currency exchange risk related to translation, as a number of our subsidiaries have functional currencies other than the U.S. Dollar. Translation from these foreign currencies to the U.S. Dollar is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. Resulting translation adjustments are reported as a component of accumulated other comprehensive income on the consolidated balance sheets. A hypothetical 10% increase or decrease in our subsidiaries’ functional currencies against the U.S. Dollar during the nine months ended September 30, 2023 would result in a foreign currency translation adjustment of approximately $1.1 million.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of September 30, 2023, Sezzle conducted an evaluation, under supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (Exchange Act).

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective at a reasonable assurance level. Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the nine months ended September 30, 2023, no changes in our internal control over financial reporting materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

In the normal course of business, we are involved in various lawsuits and claims, including consumer, intellectual property, employment claims, and administrative proceedings. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these matters, individually or in the aggregate, will have a material adverse effect on our consolidated balance sheets, operations and comprehensive income (loss), or cash flows.

ITEM 1A. RISK FACTORS

As a smaller reporting company, we are not required to provide the information required by this Item. However, there have been no material changes to the risk factors described in Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022. Investors are encouraged to review such risk factors, as they have the potential to affect our business, financial condition, results of operations, cash flow, strategies or prospects in a material and adverse manner.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Throughout the three months ended September 30, 2023, we repurchased shares from employees to cover minimum statutory tax obligations owed for vested restricted stock units issued under our equity incentive plans. The table below presents information with respect to common stock purchases made by us during the three months ended September 30, 2023, as follows:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Programs
July 1, 2023 through July 31, 2023	22,537	$14.60	—	$—
August 1, 2023 through August 31, 2023	220	14.27	—	—
September 1, 2023 through September 30, 2023	618	13.58	—	—
Total	23,375	$14.57	—	$—

(1)All 23,375 shares were surrendered to satisfy minimum statutory tax obligations under our equity incentive plans.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the quarter ended September 30, 2023, none of the officers (as defined in Exchange Act Rule 16a-1(f)) or directors of the Company adopted or terminated a “Rule 10b5-1 trading arrangement,” (as defined in Item 408(a) of Regulation S-K) intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement, except as follows:

On September 26, 2023, Amin Sabzivand, the Company’s Chief Operating Officer, adopted a Rule 10b5-1 trading arrangement (the “Plan”) that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). The Plan provides for the potential sale of up to 7,000 shares of the Company’s common stock, between an estimated start date of December 26, 2023 until termination of the Plan on June 24, 2024, or earlier if all transactions under the Plan are completed.

During the quarter ended September 30, 2023, the Company did not adopt or terminate a “Rule 10b5-1 trading arrangement,” (as defined in Item 408(a) of Regulation S-K) intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c).

However, our directors and executive officers, and the Company, may adopt 10b5-1 Plans or non-Rule 10b5-1 trading arrangements in the future.

ITEM 6. EXHIBITS

Exhibit		Incorporated by Reference			Filed
Number	Exhibit Description	Form	File Number	File Date	Herewith

31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of the Chief Executive Officer as Adopted Pursuant to 18 U.S.C. Section 1350 Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of the Chief Financial Officer as Adopted Pursuant to 18 U.S.C. Section 1350 Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS	XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEZZLE INC.

Dated: November 14, 2023	By:	/s/ Charles Youakim
Charles Youakim
Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Karen Hartje
Karen Hartje
Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.1
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certifications

I, Charles Youakim, certify that:

1.I have reviewed this Quarterly Report on Form 10-Q of Sezzle Inc.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.[paragraph omitted in accordance with Exchange Act Rule 13a-14(a)]
c.evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2023

/s/ Charles Youakim
Charles Youakim
Chairman and Principal Executive Officer

Exhibit 31.2
CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certifications

I, Karen Hartje, certify that:

1.I have reviewed this Quarterly Report on Form 10-Q of Sezzle Inc.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.[paragraph omitted in accordance with Exchange Act Rule 13a-14(a)]
c.evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2023

/s/ Karen Hartje
Karen Hartje
Principal Financial Officer

Exhibit 32.1
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
AS ADOPTED PURSUANT TO 18 U.S.C. SECTION 1350
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Sezzle Inc., a Delaware corporation (“the Company”), for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (“the Report”), the undersigned officer of the Company certifies pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: November 14, 2023

/s/ Charles Youakim
Charles Youakim
Chairman and Principal Executive Officer

Exhibit 32.2
CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
AS ADOPTED PURSUANT TO 18 U.S.C. SECTION 1350
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Sezzle Inc., a Delaware corporation (“the Company”), for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (“the Report”), the undersigned officer of the Company certifies pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: November 14, 2023

/s/ Karen Hartje
Karen Hartje
Principal Financial Officer